[Sutherland Asbill & Brennan LLP Letterhead]

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Saratoga Investment Corp. — Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Saratoga Investment Corp., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Harry S. Pangas

cc:         Henri J. Steenkamp